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-------------------------                                                                             ------------------------------
         FORM 5                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB Approval
-------------------------                            WASHINGTON, D.C. 20549                           ------------------------------
[X] Check box if no                                                                                    OMB Number:  3235-0362
    longer subject to                                                                                  Expires:   PENDING
    Section 16. Form 4                 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             Estimated average burden
    or Form 5 obligations                                                                              hours per response.......1.0
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
[ ] Form 3 Holdings           Section 17(a) of the Public Utility Holding Company Act of 1935 or
    Reported                          Section 30(f) of the Investment Company Act of 1940
[X] Form 4 Transactions
    Reported

-------------------------------------------  ----------------------------------------------  ---------------------------------------
1.  Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                Immtech International, Inc.  ("IMMT")
Anderson         Byron            E                                                          [X] Director        [ ] 10% Owner
-------------------------------------------  ------------------------  --------------------  [ ] Officer (give   [ ] Other (specify
(Last)          (First)        (Middle)      3. I.R.S. Identification  4. Statement for                   title             below)
                                                Number of Reporting       Month/Year                      below)
                                                Person, if an entity
                                                (Voluntary)            For period ending
5801 Reba Street                                                       12/17/01                 ------------------------------------
-------------------------------------------                            --------------------  ---------------------------------------
                (Street)                                               5. If Amendment,      7. Individual or Joint/Group Reporting
                                                                          Date of Original            (Check Applicable Line)
                                                                          (Month/Year)       [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
Morton Grove      IL           60053                                                             Reporting Person
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(City)          (State)        (Zip)

                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at end      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                        Amount  (A) or (D)   Price
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Common Stock                 11/16/01       S4           500         D       5.7128                        D
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Common Stock                 11/20/01       S4           500         D       5.306                         D
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Common Stock                 11/21/01       S4           250         D       5.3515                        D
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Common Stock                 11/26/01       S4           500         D       5.2029                        D
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Common Stock                 12/3/01        S4           500         D       5.2025                        D
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Common Stock                 12/5/01        S4           500         D       5.0812                        D
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Common Stock                 12/7/01        S4           500         D       5.2005      73,611            D
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Common Stock                                                                              8,711            I               Held
                                                                                                                           By Spouse
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    TOTAL:                                             3,250                             82,322
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*  If the form is filed by more than one reporting person, see instruction 4(b)(v).
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
FORM 5 (continued)
                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship of     Indirect
   Deriv-    Exercise    Date       Code      Securities     cisable       Amount        Deriv-   Deriv-      Deriv-      Beneficial
   ative     Price of    (Month/    (Instr.   Acquired (A)   and Expir-    of            ative    ative       ative       Ownership
   Secu-     Deriv-      Day/       8)        or Disposed    ation         Under-        Secu-    Secu-       Security:   (Instr. 4)
   rity      ative       Year)                of (D)         Date          lying         rity     rities      Direct
   (Instr.   Security                         (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     (D) or
   3)                                         4, and 5)      Day/          ties          5)       cially      Indirect
                                                             Year)         (Instr.                Owned       (I)
                                                                           3 and 4)               at end      (Instr.
                                                                                                  of          4)
                                                                                                  Year
                                                                                                  (Instr.
                                                                                                   4)
                                    ----------------------------------------------------
                                             (A)    (D)    Date     Expir-  Title Amount
                                                           Exercis- ation         or
                                                           able     Date          Number
                                                                                  of
                                                                                  Shares
                                    ----------------------------------------------------
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Non          10.00 per   July 20,    A       5,000      Immediately 7/20/06 Common 5,000  10.00   5,000          D
Qualified    share        2001                                              Stock
Stock
Option
(right
to buy)
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      /s/
 ------------------------------------  --------------------
   ** Signature of Reporting Person              Date



**      Intentional misstatements or omissions of facts constitute
        Federal Criminal Violations.
        See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
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